SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

KEYNOTE SYSTEMS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

493308 10 0

(CUSIP Number of Class of Securities)

John Flavio

Chief Financial Officer

Keynote Systems, Inc.

777 Mariners Island Boulevard

San Mateo, California 94404

(650) 403-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Matthew P. Quilter, Esq.

Jeffrey R. Vetter, Esq.

Cynthia E. Garabedian, Esq.

Fenwick & West, LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable.*	Not applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________

Form or Registration No.:____________________

Filing Party:______________________________

Date Filed:_______________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to preliminary communications regarding the Company’s planned offer to purchase 7,500,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between the Company and American Stock Transfer & Trust Company, as Rights Agent, at a purchase price of $9.50 per share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934.

THIS SCHEDULE TO CONSTITUTES NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND THE OFFER TO BUY THE COMPANY’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BEGIN MAILING TO ITS STOCKHOLDERS ON OR ABOUT MARCH 24, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN FOR FREE THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS AT THE SEC’S WEBSITE AT WWW.SEC.GOV. ONCE AVAILABLE, THESE DOCUMENTS MAY ALSO BE OBTAINED FOR FREE IN THE INVESTORS SECTION OF THE COMPANY’S WEBSITE AT WWW.KEYNOTE.COM OR BY CALLING MACKENZIE PARTNERS, INC.

Item 12.    Exhibit.

(a)(5)(A)	Press release, dated March 12, 2003.